FORM 11-K
             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the Fiscal Year Ended December 31, 2000 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 Commission File Number: 0-22953


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Pioneer Bank, FSB
                    Profit Sharing 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                        Pioneer Bank, FSB
                           P.O. Box 846
                     Baker City, Oregon 97814

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Financial Statements and Exhibits
---------------------------------

(a) Financial Statements

     The Pioneer Bank FSB Profit Sharing 401(k) Plan become effective as of July 1, 1959. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2000 and 1999.

(b) Exhibits

     Not applicable.




                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  /s/Jonathan McCreary
Date: November 7, 2001            -------------------------------------------
                                  Jonathan McCreary
                                  Trustee
                                  Pioneer Bank FSB Profit Sharing 401(k) Plan

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                              Financial Statements



                               PIONEER BANK, FSB
                          PROFIT SHARING 401(k) PLAN




                           December 31, 2000 and 1999

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TABLE OF CONTENTS


                                                                   Page No.
                                                                   --------

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . .      1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits. . . . . . . .      2

  Statement of Changes in Net Assets Available for Benefits. . .      3

  Notes to Financial Statements. . . . . . . . . . . . . . . . .      4

SUPPLEMENTAL INFORMATION

  Schedule of Assets Held for Investment Purposes. . . . . . . .     10

                         INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Pioneer Bank, FSB Profit Sharing 401(k) Plan
Baker City, Oregon

We have audited the accompanying statements of net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Pioneer Bank, FSB Profit Sharing 401(k) Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Balukoff Lindstrom & Co.

Balukoff Lindstrom & Co.
October 3, 2001
Boise, Idaho

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                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 2000 and 1999


                                                  2000             1999
                                             -------------     -------------

ASSETS

  Investments, at fair value                 $  3,726,880      $  4,361,551
  Participant loans                                93,591           116,916
                                             -------------     -------------
                    Total investments           3,820,471         4,478,467


  Contributions receivable
    Employer                                        4,613                 -
    Employee                                        2,156                 -
                                             -------------     -------------
                                                    6,769                 -
                                             -------------     -------------


                          TOTAL ASSETS          3,827,240         4,478,467


LIABILITIES                                             -                 -
                                             -------------     -------------
                    TOTAL LIABILITIES                   -                 -
                                             -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS            $  3,827,240      $  4,478,467
                                             =============     =============

                              See accompanying notes

                 PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year Ended December 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment income
    Net depreciation in fair value of investments               $   (743,824)
    Interest and dividends                                           375,048
                                                                -------------
                                                                    (368,776)


  Contributions
    Employee                                                         197,261
    Employer match                                                    78,297
                                                                -------------
                                                                     275,558
                                                                -------------

                                              TOTAL ADDITIONS        (93,218)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Withdrawals and benefit payments                                   557,109
  Administrative expenses and other                                      900
                                                                -------------
                                              TOTAL DEDUCTIONS       558,009
                                                                -------------

                                    NET DECREASE IN NET ASSETS
                                        AVAILABLE FOR BENEFITS      (651,227)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                4,478,467
                                                                -------------

                            NET ASSETS AVAILABLE FOR BENEFITS,
                                                   END OF YEAR  $  3,827,240
                                                                =============


                              See accompanying notes

                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

NOTE A - DESCRIPTION OF THE PLAN

General
-------

The following description of the Pioneer Bank, FSB (the Employer) Profit Sharing 401(k) Plan (the Plan) provides general information. Participants should refer to the Plan agreement for a description of the Plan provisions.

The Plan is a profit sharing plan established July 1, 1959, to provide retirement and incidental benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All regular employees are eligible to participate in the Plan after completing six months of service with the Employer. Effective January 1, 2001, employees will be able to participate in the Plan upon attaining the age of 18 and completing one hour of service.

Prudential Mutual Fund Management, Inc. is the Plan Administrator and Custodian. The Trustees are Michelle D. Kaseberg, William H. Winegar, Jonathan McCreary, and Anne Raffetto.

Employee Contributions
----------------------

Participants may elect to defer up to 10% of their annual compensation, as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. During the year, the Board of Trustees amended the Plan to increase the maximum deferral percentage from 6.25% to 10%. The Plan accepts rollover contributions of amounts distributed from another qualified plan or a qualified individual retirement account. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions
----------------------

The Employer makes dollar-for-dollar matching contributions to a participant's account up to a maximum of 3.33% of the participant's annual pretax compensation that is beneath the annual compensation limit imposed by the IRS.

Additional Employer contributions may be made on a discretionary basis, in amounts determined by the Employer annually. Employer contributions are allocated to all employees who are eligible for the Plan and completed at least 501 hours of service, as well as employees who died or became disabled during the Plan year, and former employees who retired under the Plan. Employer contributions are allocated based on the ratio of each participant's compensation in relation to total compensation of all eligible participants.

                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

Vesting
-------

Participants are, at all times, fully vested in their employee account balance. Participants become vested in their employer account balance over a six-year period based upon their years of service with the employer as follows:

       Years of                                     Percentage of
       Service                                     Vested Interest
       -------                                     ---------------

       Less than 2 years                                  0%
       2 years                                            20%
       3 years                                            40%
       4 years                                            60%
       5 years                                            80%
       Six or more years                                 100%

Participants vest immediately in their employee deferrals and rollover contributions plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

Distributions
-------------

Upon a participant's retirement, death or separation from service, participants may elect either a lump sum cash payment or, if the value of the benefit exceeds $3,500, approximate equal payments made at least once a year over a period not to exceed the life expectancy of the participant or beneficiary.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Forfeitures
-----------

Upon termination of employment with the Employer, participants are entitled to a distribution of their vested account balances. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Employee's contributions to the Plan. For the years ended December 31, 2000 and 1999, there were $4,086 and $5,966 of forfeited account balances, respectively.

                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

Participant Accounts
--------------------

Each participant's account is credited with the employee's contributions and the employer's discretionary matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation.

Expenses
--------

Substantially all administration expenses of the Plan are paid by the Employer on behalf of the Plan and will not be reimbursed. The participant pays expenses incident to certain transactions.

Termination
-----------

Although the Employer expects to continue the Plan indefinitely, the Employer may terminate the Plan in whole or in part at any time upon giving written notice to the Administrator and Trustee. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

Participant Loans
-----------------

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment to the Loan Fund. Payments on loans are treated as a transfer from the Loan fund to the investment. Loan terms generally range from 1-5 years with principal and interest payments monthly. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

Plan Amendments
---------------

The Company has the right to amend or terminate the Plan and Trust Agreement.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition
-------------------------------------------

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Estimates
---------

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

At December 31, 2000 and 1999, investment that constitute 5% of Plan assets are as follows:

               Fund                               2000              1999
-----------------------------------           ------------      ------------
Guaranteed Interest Accounts                  $   228,128       $   320,346
Prudential Jennison Growth Fund                   487,405           679,868
Putnam International Growth Fund                  423,504           468,856
Putnam New Opportunities Fund                     400,841           489,578
Putnam OTC Emerging Growth Fund                   193,225           304,770
AIM Constellation Fund                            507,740           512,864
Fidelity Advisor Equity Income Fund               297,921           368,280
Oregon Trail Financial Corp Stock                 734,715           785,160
Prudential Equity Fund                            128,763
Prudential High Yield Bond Fund                   136,252


The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation
(depreciation) on those investments.

NOTE D - GUARANTEED INTEREST ACCOUNTS

The Plan invests in pooled guaranteed interest accounts with an average return of 5.9% and 5.4% for the years ended December 31, 2000 and 1999, respectively.

                   PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

NOTE E - RELATED PARTIES

Oregon Trail Financial Corporation is the savings and loan holding company of the Employer upon the conversion from a federally chartered mutual to a federall chartered stock savings bank on October 3, 1997. Oregon Trail Financial Corporation stock is an investment option available to all participants within the Plan.

NOTE F - INCOME TAX STATUS

The Plan adopted a prototype plan and consequently is relying on the determination received by the prototype. The Plan has been amended since adoption of the prototype plan. However, the Plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therfore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G - PLAN AMENDMENTS

On December 19, 2000, the Board of Trustees formally amended the Plan Document to include all amendments to the original prototype Plan. Amendments to the prototype Plan include the following:

  Effective January 1, 2001, employer contributions will be allocated to all employees who are eligible for the Plan and employed on the last day of the Plan Year, as well as employees who died or became disabled during the Plan year, and former employees who retired under the Plan.

  Effective March 13, 2000, the maximum deferral percentage was increased to 10% from 6.25% of eligible compensation.

  Effective March 13, 2000, the Plan has the ability to recognize prior service for eligibility and vesting purposes for those employees whom have been acquired through a corporate merger or acquisition.

  Effective December 27, 2000, participants affected by the layoff due to a reduction of force announced on December 27, 2000 will be 100% vested as of their date of termination.

                    SUPPLEMENTAL INFORMATION

                                PIONEER BANK FSB PROFIT SHARING 401(k) PLAN
                                           EIN: 93-0159250
                                           Plan Number 001
                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          December 31, 2000

                                                                                             Current
 (a)       (b) Identity of Issue            (c) Description              (d) Cost **        (e) Value
-----      ---------------------            ---------------              -----------        ----------
         Prudential Investments
                                            Money Market Fund                               $   28,675

           Equity Fund                      Large Value Stock Fund                             128,763

           Global Fund                                                                          27,519

           High Yield Fund                  High Yield Bond Fund                               136,252

                                                                                                38,165

           Stock Index Fund                 Large Blend Stock Fund                               7,612

           Jennison Growth Fund             Large Growth Stock Fund                            487,405

         Putnam Investments
           International Growth Fund        Foreign Stock Fund                                 423,504

           New Opportunities Fund           Large Growth Stock Fund                            400,841

           OTC Emerging Growth Fund         Mid-Cap Growth Stock Fund                          193,225

         AIM Investments
           Constellation Fund               Large Growth Stock Fund                            507,740

           Global Aggressive Growth Fund    Global Stock Fund                                    3,509

         Fidelity Advisor
           Equity Income Fund               Large Value Stock Fund                             297,921

         John Hancock
           Technology Fund                  Specialty Stock Fund                                82,906

         Company Stock
           *Oregon Trail Financial Corp.    Stock                                              734,715

         Guaranteed Interest Accounts



           GIA Accounts                     Guaranteed Interest Accounts                       228,128

         Loans
           Participant Loans                Interest rate 7.75% - 8.75%                         93,591
                                                                                            ----------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                   $3,820,471
                                                                                            ==========

*    Known party in interest
**  Participant directed, therefore, no cost disclosure is necessary.

                                                 -10-

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